UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                            Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Closing on Sale of Mirabel / TVR dated 28 March 2024

Press Release

28 March 2024

Argo Blockchain plc

("Argo" or "the Company")

Closing on Sale of Mirabel, Quebec Data Center

Allotment of New Shares

Share Capital and Total Voting Rights

Argo Blockchain plc (LSE: ARB; Nasdaq: ARBK), a global leader in cryptocurrency mining, is pleased to announce that it has closed on the previously announced sale of its data center located in Mirabel, Quebec (the "Mirabel Facility") for total consideration of $6.1 million (the "Transaction").

The net proceeds from the Transaction were used to first repay the Mirabel Facility's outstanding mortgage of $1.4 million, with the remainder used to repay debt owed to Galaxy Digital Holdings, Ltd. ("Galaxy") (TSX: GLXY). As of 28 March 2024, reflecting the payment made to Galaxy from the proceeds of the Transaction and inclusive of the ordinary course monthly amortisation payment for March, the Galaxy debt balance is $12.8 million. This is a 63% reduction from the original Galaxy debt balance of $35.0 million.

Unaudited Debt Balances:

$ in millions	Interest Rate	9/30/2023	12/31/2023	Q1'24 Debt Reduction	3/28/2024
Senior Notes	8.75%	$40.0	$40.0	-	$40.0
Galaxy Debt	SOFR + 11%	27.2	23.5	(10.7)	12.8
Mirabel Mortgage	Prime + 0.5%	1.6	1.5	(1.5)	-
Baie Comeau Mortgage	Prime + 0.5%	1.5	1.4	(0.2)	1.2
Total		$70.3	$66.4	$(12.4)	$54.0

Importantly, the Transaction enables the Company to delever the balance sheet with minimal impact to the Company's revenue. The Company has completed the relocation and deployment of mining machines from the Mirabel Facility to its facility in Baie Comeau, Quebec, and the Company expects this consolidation to reduce its non-mining operating expenses by $0.7 million per year.

Management Commentary

Argo's Chief Executive Officer, Thomas Chippas, said, "I am pleased to announce the closing of this Transaction, through which the Company continues to execute on its strategy of strengthening the balance sheet and reducing non-mining operating expenses. The Company reduced its debt by $12.4 million in Q1 2024. Additionally, consolidating our Quebec fleet at the Baie Comeau facility allows us to streamline operations and make the most efficient use of the facility and onsite team."

Allotment of New Shares

Additionally, the Company announces that it has issued 460,477 new ordinary shares of £0.001 each in the capital of the Company ("Ordinary Shares") pursuant to the terms of previously granted Restricted Share Units under the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting.

The new Ordinary Shares rank pari passu with the existing Ordinary Shares in issue, and application has been made for the shares to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange PLC.

Share Capital and Total Voting Rights

The Company also announces, in compliance with its obligations under Rules 5.6.1R and 5.6.2G of the Disclosure Guidance and Transparency Rules, that as at 31 March 2024, the Company's share capital will consist of 577,616,315 ordinary shares of £0.001 each (Ordinary Shares). All of the Ordinary Shares have equal voting rights and there are no shares held in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 March,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer